

September 17, 2010

I. Richard Garr
President & Chief Executive Officer
Neuralstem, Inc.
9700 Great Seneca Highway
Rockville, MD 20850

> **Re:** **Neuralstem, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **File No. 001-33672**

Dear Mr. Garr:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or that an amendment is required, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment and the information provided, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data
Notes to Financial Statements, page 36

1. You disclose on page 7 that you conduct research and development through research collaborations. On the same page, you also disclose a number of projects for which you may be required to pay for certain costs and expenses incurred in connection with the research. Please provide us proposed revised disclosure to be included in future filings that includes the significant terms of your research and development agreements and any other material agreements within your notes to the financial statements, including the following:

   - Payments made or future obligations under the arrangements, including a summary of events triggering your obligation and the accounting treatment;
   - Length of the agreements; and

- Termination provisions of the agreements.

Where uncertainties prevent making a reasonable estimate of the future obligations, explain those uncertainties.

Note 2. Stockholders' (Deficit) Equity
Stock Warrants, page 40

2. Please tell us why you believe the fair value you have assigned to the liability classified warrants complies with GAAP given that a Black-Scholes option pricing model is not designed to attribute fair value to the price protection features of your warrants. Binomial or lattice models are better suited to handle this feature.

Item 11. Executive Compensation
Employment Agreements and Arrangements and Change-In-Control Arrangements, page 53

3. You describe the employment agreements between the company and CFO John Conron as well as Senior Vice President Thomas Hazel, but do not file these agreements as exhibits to your filing. Please amend your Form 10-K for the fiscal year ended December 31, 2009 to file these employment agreements as exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Mary Mast, Review Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 with questions on comment four. In this regard, do not hesitate to contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant